Exhibit 99.1

BAYTEX TO PRESENT AT BANK OF AMERICA MERRILL LYNCH
ENERGY CREDIT CONFERENCE

CALGARY, ALBERTA (June 2, 2016) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Rodney Gray, Chief Financial Officer, will be presenting at the Bank of America Merrill Lynch Energy Credit Conference on Wednesday, June 8, 2016 at 8:50 am EDT (6:50 am MDT) in New York, New York. Interested parties can listen to a live audiocast via the following URL:

http://www.veracast.com/webcasts/baml/energylevfin2016/id93203202378.cfm
A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com